EXHIBIT 99.2

LETTER TO SHAREHOLDERS

RESOURCE BANKSHARES CORPORATION

3720 Virginia Beach Boulevard

Virginia Beach, VA 23452

(757) 463-2265

Dear fellow shareholders:

You are cordially invited to attend a special meeting of shareholders of Resource Bankshares Corporation to be held at 9:30 a.m., local time, on                     ,                                 , at the Sheraton Oceanfront Hotel located at 36th Street and Atlantic Avenue, Virginia Beach, Virginia 23451. At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt an agreement and plan of merger pursuant to which Resource will be acquired by Fulton Financial Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Resource common stock (other than certain shares held by Fulton or Resource) will be converted into the right to receive 1.4667 shares of Fulton common stock. Resource common shareholders generally will not recognize federal income tax gain or loss in connection with the merger, except for any cash received instead of fractional shares.

The merger cannot be completed unless the holders of a majority of the outstanding shares of Resource common stock approve and adopt the merger agreement and the parties receive all required regulatory approvals, among other customary conditions.

Based on our reasons for the merger described in the accompanying proxy statement/prospectus, including the fairness opinion issued by our financial advisors, Ryan Beck & Co. and Scott and Stringfellow, Inc., our board of directors believes that the merger agreement is fair to you and in your best interests. Resource’s Board of Directors strongly supports this combination of Resource and Fulton. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

The accompanying document provides you with detailed information about the special meeting, the merger, the merger agreement and related matters. We urge you to read this entire document carefully, including the attached merger agreement. You may also obtain additional information about Fulton and Resource from documents filed with the Securities and Exchange Commission.

It is very important that your shares be voted at the special meeting, because the merger cannot be completed unless the holders of a majority of Resource’s outstanding shares of common stock vote to approve and adopt the merger agreement. All shareholders are invited to attend the special meeting in person. However, to ensure that your shares are represented on this very important matter, please take the time now to vote by completing and mailing the enclosed proxy card.

Thank you for your cooperation and your continued support of Resource.

Sincerely,

/s/ LAWRENCE N. SMITH

Lawrence N. Smith, Chief Executive Officer